Exhibit 4.2

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material terms of the capital stock of Universal Logistics Holdings, Inc. (the “Company”) and the provisions of the Company’s Amended and Restated Articles of Incorporation, as amended (“Articles”), and Amended and Restated Bylaws (“Bylaws”). It also summarizes relevant provisions of the Michigan Business Corporation Act, which we refer to as Michigan law, or the “MBCA.” Since the terms of our Articles, Bylaws and Michigan law are more detailed than the general information provided below, we urge you to read the actual provisions of those documents and Michigan law. The following summary of our capital stock is subject in all respects to Michigan law, our Articles and our Bylaws. If you would like to read our Articles or Bylaws, these documents are on file with the Securities and Exchange Commission.

General

The authorized capital stock of the Company consists of 100,000,000 shares of common stock, no par value, and 5,000,000 shares of preferred stock, no par value. As of December 31, 2019, there were 30,970,452 shares of our common stock issued and 27,282,230 shares of our common stock outstanding and no shares of our preferred stock were issued and outstanding. Our common stock is listed on the NASDAQ Stock Market.

Common Stock

All of the outstanding shares of our common stock are fully paid and non-assessable.

Voting Rights. Each holder of our common stock is entitled to cast one vote for each share held of record on all matters submitted to a vote of shareholders, including the election of directors. Holders of our common stock have no cumulative voting rights.

Dividends. Holders of our common stock are entitled to receive dividends or other distributions declared by the board of directors. The right of the board of directors to declare dividends is subject to the right of any holders of our preferred stock and the availability under Michigan law of sufficient funds to pay dividends.

Liquidation Rights. If the Company is dissolved, our common shareholders will share ratably in the distribution of all assets that remain after we pay all of our liabilities and satisfy our obligations to the holders of any of our preferred stock.

Preemptive and Other Rights. Holders of our common stock have no preemptive rights to purchase or subscribe for any stock or other securities of the Company, and there are no conversion rights or redemption or sinking fund provisions with respect to our common stock.

Transfer Agent. The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Preferred Stock

The board of directors is authorized to issue shares of our preferred stock at any time, without shareholder approval. It has the authority to determine all aspects of those shares, including the following:

•	the designation and number of shares;

•	the dividend rate and preferences, if any, which dividends on that series of preferred stock will have compared to any other class or series of our capital stock;

•	the voting rights, if any;

•	the conversion or exchange privileges, if any, applicable to that series;

•	the redemption price or prices and the other terms of redemption, if any, applicable to that series; and

•	any purchase, retirement or sinking fund provisions applicable to that series.

Any of these terms could have an adverse effect on the availability of earnings for distribution to the holders of our common stock or for other corporate purposes. We have no agreements or understandings for the issuance of any shares of preferred stock.

Provisions That May Discourage Takeovers

Michigan law and our Bylaws contain provisions that may have the effect of discouraging transactions involving an actual or threatened change of control. These provisions could protect the continuity of our directors and management and possibly deprive shareholders of an opportunity to sell their shares of common stock at prices higher than the prevailing market prices. The following description is subject in its entirety to applicable Michigan law and our Articles and Bylaws.

Ownership of Controlling Shares by the Moroun Family. As of March 9, 2020, our Chairman, Matthew T. Moroun, and his father, Manuel J. Moroun, beneficially own in the aggregate 19,458,772 shares, or 71.44%, of our outstanding common stock. Beneficial ownership of and voting control over this block of shares by the Moroun family could render it more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise and possibly deprive other shareholders of an opportunity to sell their shares at prices higher than the prevailing market prices.

Availability of Authorized but Unissued Shares. All of our preferred stock and a substantial amount of our common stock are authorized but unissued and not reserved for any particular purpose. Our board of directors may issue shares of authorized common or preferred stock without shareholder approval. If our board of directors decides to issue shares to persons friendly to current management, this could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise. Authorized but unissued shares also could be used to dilute the stock ownership of persons seeking to obtain control of the Company, including dilution through a shareholder rights plan of the type commonly known as a “poison pill,” which the board of directors could adopt without a shareholder vote.

Issuance of Preferred Stock. In addition, our board of directors could issue preferred shares having voting rights that adversely affect the voting power of our common shareholders, which could have the effect of delaying, deferring or impeding a change in control of the Company.

No Cumulative Voting. Under Michigan law, shareholders do not have cumulative voting rights for the election of directors unless the Articles so provide. Our Articles do not provide for cumulative voting.

Limitations on Nomination of Directors. Under our Bylaws, in order for a shareholder to nominate a candidate for director, notice of the nomination must be given to us not less than 90 days before the first anniversary of the preceding year’s annual meeting. The shareholder submitting the notice of nomination must describe various matters as specified in our Bylaws, including the name, age and address of each proposed nominee, his or her occupation, the number of shares held by the nominee and any other information that would be required under SEC rules in a proxy statement soliciting proxies for the election of the nominee.

Limitation on Calling Special Meetings of Shareholders. Michigan law allows the board of directors or officers, directors or shareholders authorized in our corporation’s Bylaws to call special meetings of shareholders. Our Bylaws provide that a special meeting may be called by our board of directors, the Chairman of the Board or the Chief Executive Officer or shall be called by the Chief Executive Officer or Secretary at the request of shareholders holding a majority of the shares of stock entitled to vote at the proposed special meeting. Business to be transacted at a special meeting is limited by our Bylaws to the purpose or purposes stated in the notice of the meeting.

Business Combinations

We are subject to Chapter 7A of the MBCA, which provides that a business combination subject to Chapter 7A between a covered Michigan corporation or any of its subsidiaries and a beneficial owner of shares entitled to 10% or more of the voting power of such corporation generally require the affirmative vote of 90% of the votes of each class of stock entitled to vote, and not less than 2/3 of each class of stock entitled to vote (excluding voting shares owned by such 10% owner), voting as a separate class. Such requirements do not apply if (1) the corporation’s board of directors approves the transaction prior to the time the 10% owner becomes such or (2) the transaction satisfies certain fairness standards, certain other conditions are met and the 10% owner has been such for at least five years. Chapter 7A business combinations include, among other transactions, mergers, significant asset transfers, certain disproportionate issuances of shares to an interested shareholder, certain reclassifications and recapitalizations disproportionately favorable to such shareholder, and the adoption of a plan of liquidation or dissolution in which such a shareholder would receive anything other than cash. Chapter 7A does not cover business combinations effected by purchase of shares from other shareholders in the open market or acquired through a tender offer.

Choice of Forum

Our Bylaws, to the fullest extent permitted by law, provide that the Circuit Court of the County of Macomb in the State of Michigan or the United States District Court for the Eastern District of Michigan, Southern Division, are the sole and exclusive forums for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed to the Company or the Company’s shareholders by any of the Company’s directors, officers, employees or agents, (iii) any action asserting a claim against the Company arising under the MBCA, our Articles or our Bylaws or (iv) any action asserting a claim against the Company that is governed by the internal affairs doctrine. We may consent in writing to alternative forums.